UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.____)*

                               The Bibb Company
----------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
----------------------------------------------------------------------
                         (Title of Class Securities)


                                  088667100
                    -----------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 465679108               13G                  PAGE 2 OF 6 PAGES
          ---------                                         -    -


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merrill Lynch & Co., Inc.
         IRS No. 13-2740599

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  / /
                                                                    (b)  /x/

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

 NUMBER OF         5        SOLE VOTING POWER

  SHARES                    -0-

BENEFICIALLY       6        SHARED VOTING POWER

 OWNED BY                   2,073,779

   EACH            7        SOLE DISPOSITIVE POWER

 REPORTING                  -0-

  PERSON           8        SHARED DISPOSITIVE POWER

   WITH                     2,073,779

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,073,779

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                         / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         20.6%

12       TYPE OF REPORTING PERSON*

         HC


                     *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP NO. 465679108               13G                  PAGE 3 OF 6 PAGES
          ---------                                         -    -

1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merrill Lynch, Pierce, Fenner & Smith Incorporated
         IRS No. 13-5674085

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  / /
                                                                    (b)  /x/

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

 NUMBER OF         5        SOLE VOTING POWER

   SHARES                   -0-

BENEFICIALLY       6        SHARED VOTING POWER

  OWNED BY                  2,073,779

   EACH            7        SOLE DISPOSITIVE POWER

 REPORTING                  -0-

  PERSON           8        SHARED DISPOSITIVE POWER

   WITH                     2,073,779

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,073,779

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                         / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         20.6%

12       TYPE OF REPORTING PERSON*
         BD


                               Schedule 13G
                               ------------

ITEM I.
  (a)     Name of Issuer
          The Bibb Company
  (b)     Address of Issuer's Principal Executive Offices
          100 Galleria Parkway
          17th Floor
          Atlanta, Georgia 30339

ITEM II.
  (a)     Name of Person Filing
          (1) Merrill Lynch & Co., Inc.
          (2) Merrill Lynch, Pierce, Fenner & Smith Incorporated

  (b)     Address of Principal Business Office or, if none, Residence
          (1) World Financial Center, North Tower
              250 Vesey Street
              New York, NY 10281
          (2) World Financial Center, North Tower
              250 Vesey Street
              New York, NY 10281

  (c)     Citizenship
          (1) Delaware
          (2) Delaware

  (d)     Title of Class of Securities
          Common Stock, $.01 par value (the "Common Stock")

  (e)     CUSIP Number
          088667100

ITEM III. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
  (a)     /x/Broker or Dealer registered under Section 15 of the Act
  (b)     / /Bank as defined in section 3(a)(6) of the Act
  (c)     / /Insurance Company as defined in section 3(a)(19) of the Act
  (d) / /Investment Company registered under section 8 of the Investment Company Act
  (e) / /Investment Adviser registered under section 203 of the Investment Advisors Act of 1940
  (f)     / /Employee  Benefit Plan,  Pension Fund  which is  subject  to the
          provision  of the Employee Retirement        Income Security Act of
          1974 or Endowment Fund; see Section240.13d-1(b)(1)(ii)(F)
  (g) /x/Parent Holding Company, in accordance with Section240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
  (h)     / /Group, in accordance with Section240.13d-1(b)(1)(ii)(H)


ITEM IV. OWNERSHIP:

  (a)     Amount Beneficially Owned
          2,073,779

  (b)     Percent of Class
          20.6%

  (c)     Number of shares as to which such person has:
          (i)  sole power to vote or to direct the
               vote -0-
                    -------------------------------------------
         (ii)  shared power to vote or to direct the
               vote 2,073,779
                    ----------------------------------------
        (iii)  sole power to dispose or to direct the
               disposition of -0-
                              -------------------------------
         (iv)  shared power to dispose or to direct the
               disposition of 2,073,779
                              -----------------------------

     The filing of this schedule by Merrill Lynch & Co., Inc. ("ML&Co.") shall not be construed as an admission that ML&Co. is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this schedule. In addition, ML&Co. disclaims beneficial ownership of the Common Stock of The Bibb Company beneficially owned by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S").

ITEM V. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM VI. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable.

ITEM VII. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          MLPF&S, a wholly-owned subsidiary of ML&Co., is a broker-dealer registered under Section 15 of the Exchange Act, and is the beneficial owner of 20.6% of the Common Stock. MLPF&S has the power to receive, and to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock.

ITEM VIII. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

ITEM IX. NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM X. CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 1997



                                   Merrill Lynch & Co., Inc.


                                   /s/ Richard B. Alsop
                                   ------------------------------
                                   Richard B. Alsop*
                                   Attorney-In-Fact


          * Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.


                                   Merrill Lynch, Pierce, Fenner & Smith
                                               Incorporated


                                   /s/ Richard B. Alsop
                                   ------------------------------
                                   Richard B. Alsop**
                                   Attorney-In-Fact

          ** Signed pursuant to a power of attorney, dated January 12, 1996, included as Exhibit 3 to the Schedule 13D filed by Merrill Lynch, Pierce, Fenner & Smith Incorporated for MK Rail Corporation and incorporated herein by reference.